IMPERIAL

03 FEB 12 AM 7:21

82-1257

4 January 2003

03003812

Imperial One Ltd

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed a copy of the Company's Second Quarter Activities and Cashflow Report lodged with the Australian Stock Exchange Limited on 31 January 2003.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Yours faithfully

D L Hughes
Secretary

dlw 2/12

dh8565jl

Imperial One Limited ACN 002 148 361 ∘ Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 ∘ Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

03 FEB 12 AM 7:21

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/01/2003

TIME: 17:29:11

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Second Quarter Activities & Cashflow Report

IMPERIAL

03 FEB 12 AM 7:21

QUARTERLY REPORT TO 31 DECEMBER 2002

TO AUSTRALIAN STOCK EXCHANGE LIMITED UNDER LISTING RULE 5.2

The following summarises the operations of Imperial One Limited for the period 1 October 2002 to 31 December 2002.

BEMAX RESOURCES NL (19.6%)

HIGHLIGHTS

BeMaX Resources NL (ASX:BMX) is fast approaching a final development decision on its POONCARIE MINERAL SANDS PROJECT following completion of several key milestones during the Quarter ended 31 December 2002:

Project Finance

- Bankers' Information Memorandum ("IM") and Terms Sheet released for review by potential debt financiers.
- Project go-ahead now subject only to the finalisation of acceptable financing arrangements.

Sales and Marketing

- Over 90% of mineral production to be derived from the Ginkgo Deposit committed under sales off-take or agency agreements, including the full output of Ilmenite, Leucoxene and Zircon with major US firm, E.I. du Pont de Nemours & Co Inc. ("DuPont"), and a significant portion of Rutile with The National Titanium Dioxide Co Ltd ("Cristal") of Saudi Arabia.

Project Development

- Definitive Engineering and Design Phase completed by Roche Mining, providing up to 15% of optimised engineering design.
- Tendering packages for all major components of the Pooncarie Mineral Sands Project released to potential contractors.
- Mining Operations Plan reviewed and accepted by the New South Wales Department of Mineral Resources.

Snapper Deposit Pre-feasibility Study

- Snapper Deposit upgraded to Measured Resource of 99.5 Mt averaging 5.4% Heavy Mineral.
- Pre-feasibility testwork indicates that economic product recovery may be similar to that of Ginkgo.

EXPLORATION:

- BeMaX global resource increases to over 42 million tonnes of Heavy Mineral with addition of Goliath Inferred Resource.

CORPORATE:

- BeMaX moves to 100% ownership of the Pooncarie Mineral Sands Project after acquiring Probo Mining Limited (25%) from Sons of Gwalia Ltd.
- Cristal funds $10 million for the Probo purchase by BeMaX and agrees to underwrite the future equity raising for the Pooncarie Project for a minimum of $20 million.

1 INTRODUCTION

BeMaX Resources NL ("BeMaX") has achieved 100% ownership of the Pooncarie Mineral Sands Project, after acquiring the remaining 25% BIP Joint Venture (*"BIP JV"*) party, Probo Mining Limited ("Probo"), from Sons of Gwalia Ltd ("Gwalia") in December 2002 for a total consideration of $14 million in cash and shares. (More details of this transaction are listed in Section 4.1.)

The Pooncarie Mineral Sands Project comprises the Ginkgo and Snapper deposits, located 200km south of Broken Hill and 40km west of Pooncarie (Figure 1), containing two of the largest coarse-grained mineral sands deposits currently delineated in the rapidly emerging Murray Basin Mineral Sands Province. A combined project based on these deposits would produce the high-value mineral zircon in additional to the titaniferous products rutile, ilmenite and leucoxene.

The Ginkgo Mine and the associated Broken Hill Mineral Separation Plant ("MSP") are the first, and currently the only fully permitted mineral sands project in the New South Wales region of the Murray Basin. The Snapper deposit is currently subject to Pre-Feasibility evaluation to confirm the economic value it would add to the Project.

Following the consolidation of Project ownership, the Financial Advisors to the Project, ABN AMRO Australia, commenced the project financing process by releasing an Information Memorandum ("IM") to potential debt financiers. Project finance is the final stage prior to ultimate project commitment.

BeMaX has wholly owned and joint venture interests in strategically situated tenements covering over 9,500km^2 (Figure 1) and containing a global resource of over 42 million tonnes of Heavy Mineral ("HM") within the New South Wales area of the Murray Basin. This resource represents a significant portion of the total announced resources of 110 million tonnes

of HM in the Murray Basin, and continues to increase as BeMaX further explores and defines new deposits.

2 POONCARIE MINERAL SANDS PROJECT
ML1504, EL5474
(BeMaX 100%)

2.1 PROJECT SCHEDULE

The Pooncarie Mineral Sands Project development schedule (Table 1) has been revised due to the restructure of the BIP Joint Venture ownership interests (Section 4.1). Project go-ahead is now subject only to the completion of acceptable project financing arrangements. An Information Memorandum was released to potential debt financiers in December 2002 (Section 2.8), while the Board of BeMaX is currently considering appropriate strategies for the funding of the equity component.

MILESTONE	PREDICTED COMPLETION TIME
Project financing finalised	March 2003
Site works commencement	April2003
Construction period	April 2003 – August 2004
Commence plant commissioning	Late 2004
First product to market	First quarter 2005

Table 1. Pooncarie Project Development Schedule

2.2 PROJECT BACKGROUND

The Pooncarie Project includes the Ginkgo and Snapper deposits in the northern Murray Basin (Figure 2), a Mineral Separation Plant in Broken Hill, and associated infrastructure including connecting haul roads and rail/port facilities.

Ginkgo, located 200km south of Broken Hill and 120km north of Mildura, has a Proved and Probable Reserve of 184 million tonnes averaging 3.1% HM and containing 5.7 million tonnes HM. An A$6 million Ginkgo Mineral Sands Project Bankable Feasibility Study ("BFS") has confirmed the project's economic viability.

The Snapper deposit, situated 10km to the southeast of Ginkgo, contains a similar HM quantity to that of Ginkgo. The inclusion of Snapper in the Ginkgo development is expected to extend the project life and add significant economic benefits. Pre-feasibility studies continued during the December 2002 quarter to upgrade Snapper's status and prepare for full-scale feasibility work.

2.3 VALUE ENGINEERING – PROJECT OPTIMISATION

The Ginkgo BFS, completed in February 2002, had been prepared to the level of +/- 10% accuracy required to determine its bankability to potential financiers. Following completion of the BFS in February and prior to the release of the IM in December 2002, BeMaX completed further optimisation and value engineering studies for the purposes of enhancing the project status and identifying risk mitigation opportunities ahead of project commitment.

The metallurgical and engineering requirements for all products and equipment have been verified to a high level of confidence by laboratory and high capacity pilot plant testwork which is supportable by Performance Guarantees.

Significant improvements have also been achieved in saleable product recoveries, capital construction costs reductions through alternative flowheet design and selection of plant, giving forecast operating costs savings for the MSP.

During the December quarter the results of the value engineering were incorporated in the Definitive Engineering and Design Phase ("DEDP") conducted by Roche Mining (Section 2.6).The engineering designs produced as a result of the DEDP process formed the basis for the tendering packages prepared and released by BeMaX in December 2002 to potential contractors.

2.4 DEVELOPMENT APPROVAL PROCESS

Mining Operations Plan

The Mining Operations Plan ("MOP"), submitted to the NSW Department of Mineral Resources ("DMR") during the September quarter, has now been reviewed and accepted by the DMR.

Environmental Management Plans ("EMPs") continued to be developed during the December quarter to meet the requirements of, and ensure compliance with, the conditions of the Development Consents and legislation relevant to mineral sands operations in New South Wales. All EMPs relating to the Ginkgo Mine Site Development Approval were submitted to the various statutory bodies and Planning NSW with the MOP in the September quarter. These were reviewed during the December quarter, and changes agreed prior to their lodgement early in 2003. EMPs which relate to the MSP and other aspects of the Project were also prepared during the December quarter for submission in early 2003 to Planning NSW.

During the DEDP (Section 2.6) several minor changes were made to the operating parameters of the Project. These changes require BeMaX to lodge applications with Planning NSW for modifications to the Development Approvals for both the MSP and the Ginkgo Mine. A Statement of Environmental Effects (SEE) will be submitted in early 2003, accompanied by supplementary studies carried out in areas that would be affected by the modifications. It is expected that the modifications will be approved on schedule and in time for Financial Close in March 2003.

Road Haulage

During the December quarter BeMaX and the NSW Roads and Traffic Authority continued to negotiate the final terms of the Deed of Agreement which will formalise the approval already agreed with the RTA for the use of an AB Triple roadtrain configuration.

During the December quarter invitations were extended to potential contractors for the transport and logistics package. Early indications are that this tender process will result in further reductions in transport costs.

2.5 PRE-DEVELOPMENT CONTRACT ACTIVITY

Definitive Engineering and Design Phase Contract

The DEDP contract undertaken by Roche Mining Pty Ltd ("Roche") was completed during the December quarter and incorporated into the contract tender packages released by BeMaX in December 2002 and January 2003.

Finalisation of the DEDP was deferred until November 2002 to enable all optimisation and value engineering data to be included, thus providing tendering parties with the most likely engineering and development parameters and requirements. The two major areas of focus were the engineering of optimised flowsheets and the review of more cost effective alternatives for plant and equipment throughout the entire project design. Completion of the DEDP at this stage of project development is expected to significantly accelerate the tendering timeframe as it provided approximately 10-15% of the revised project detailed design in full scale engineering drawings.

LSTK Contracts and Tenders

During the December quarter, BeMaX proceeded with the preparation and release of competitive tender documentation for key project elements (primarily the dredge, processing plants and roaster) on a Lump Sum Turnkey ("LSTK") basis. The Company also invited tenderers to provide innovative design and delivery solutions as part of their submissions, with a view to optimising capital and/or operating requirements for both major and minor project components.

Infrastructure

Further discussions with Australian Inland ("AI", formerly Australian Inland Energy and Water) for power supply to the Ginkgo Mine have resulted in a formal contract by AI with decreased capital and improved operating costs.

The preferred tenderer for the earthworks contract, which was to develop the initial mine and construction areas, was notified during the December quarter. A formal contract is in preparation for final board approval of the terms, but will be subject to final project go-ahead following the achievement of project finance.

2.6 MARKETING

Long term sales off-take agreements have now been concluded with E.I. du Pont de Nemours & Co Inc. ("DuPont"), a major North American pigment producer, for the sale of the entire Ilmenite and Leucoxene output from the Ginkgo deposit. Additionally, a sales and marketing agreement for the total Zircon output from Ginkgo has also been negotiated under which the mineral will be purchased and then onsold both to an existing customer base, as well as into new and expanding market areas.

A significant portion of the Rutile output has been committed in an off-take agreement with The National Titanium Dioxide Co Ltd ("Cristal") of Saudi Arabia. This contract forms part of a comprehensive package supporting the development of the Project, including financing for BeMaX's acquisition of Probo Mining Limited and the underwriting of future equity raising by BeMaX for project funding. More information on the corporate funding components of this package is noted in Section 4.1.

While the sales contracts with both off-take parties contain a condition precedent regarding the closure of project financing, the completion of these sales agreements is a major milestone in satisfying requirements for securing finance for project development.

2.7 PROJECT FINANCING

Subsequent to finalisation of the off-take agreements and the achievement of 100% project ownership by BeMaX, Financial Advisor to the Project, ABN AMRO Australia Limited, completed and distributed an Information Memorandum and Terms Sheet to selected potential project debt financiers. BeMaX will seek to maximise the debt funding level for the project provided that acceptable funding costs are achieved.

The board is also considering various strategies for the raising the equity component of the required project financing package.

BeMaX has already secured an undertaking that Cristal will underwrite A$20 million in project funding, provided that certain commercial thresholds are satisfied in any successful debt funding package and that its $10 million convertible note received shareholder approval at the general meeting on 24 January 2003. Cristal also has a "first right of refusal" to underwrite any additional requirements subject to it not exceeding a 49.9% interest in the company. Further details on the Cristal agreement is listed in Section 4.1.

2.8 SNAPPER PRE-FEASIBILITY STUDY EL 5474

(BeMaX 100%)

Pre-feasibility studies, to a level of accuracy of +/-25%, continued on the Snapper deposit with the purpose of verifying the extent of its economic contribution to the Pooncarie Project. Its proximity to the Ginkgo site should provide significant economies of scale in regards to infrastructure and labour resources and extend the Project's mine life to approximately 25 years. It is currently anticipated that Snapper will be brought into production during year 6-7 of the Ginkgo mining operations in order to optimise concentrate production from the two deposits.

Studies conducted to date indicate that the Snapper resource is of higher grade than Ginkgo, contains a similar quantity of HM and displays characteristics of having very low slimes and oversize contents at 2.3% and 0.12% respectively. The majority of the resource straddles the water table and is believed to be amenable to low cost dredge mining.

In October 2002, Snowden Mining Industry Consultants ("Snowden") upgraded Snapper to a **Measured Resource containing 99.5 million tonnes of HM at an average 5.4% HM** (at a 1.0% HM cut-off). This estimate was based on an 18,419m aircore drilling programme. The >1% HM ore zone ranges in width between approximately 1,600m in the northwest and 440m in the southeast, with an average width of 755m. It contains a high grade core averaging 75m in width and six metres in thickness over its entire strike length with grades up to 85%.

From mineralogical determinations by CSIRO, Snowden estimates the deposit contains: Rutile (14%), Zircon (7%), Leucoxene (46%), HG Leucoxene (10%), Altered Ilmenite (3%), Ilmenite (1%) and valueless trash minerals (19%). Technical details concerning the deposit, delineation drilling program and the resource estimation were provided within an announcement dated 22 October 2002. Snowden is currently completing a Reserve estimate and detailed mine plan for the Snapper deposit.

A bench scale metallurgical testwork program was completed during the December quarter by Roche Mining (MT) on six bulk samples composited by BeMaX from samples taken over areas that exhibit extremes of HM grade and mineralogy. The samples were also selected to cover the full lateral extent of the deposit. The program comprised of a number of stages which duplicated as closely as possible the wet and dry flowsheets of the proposed Ginkgo development. It is expected that the recovery of economic minerals may be similar to that at Ginkgo.

Hydrological pump tests and aquifer modelling carried out by Golder Associates on the Snapper deposit has demonstrated that there will be sufficient water to establish a dredge mining operation at Snapper.

The Pre-Feasibility Study on Snapper is scheduled for completion in February 2003. The results of this PFS will indicate whether it is feasible to continue to progress to full feasibility studies, which would include the preparation of a Development Application to support the Mining Lease Application ("MLA") 210, placed over Snapper in the June quarter.

3 EXPLORATION

3.1 GLOBAL RESOURCE

BeMaX's total mineral sands resource in the Murray Basin was increased during the December quarter to over 42 Mt of HM following drilling at the Goliath Strand on the Company's 100% owned EL5664.

3.2 BIP JOINT VENTURE
EL's 5474, 5483
(BeMaX 100%)

Re-evaluation of several large mineral sand resources outlined within the prospective Pooncarie region continued during the December quarter, although no further drilling was undertaken.

3.3 BB JOINT VENTURE
EL's 5532, 5578
(BeMaX 60%, Basin Minerals Holdings NL [Iluka Resources Ltd| 40%)

No drilling was conducted on the BB Joint Venture tenements during the quarter.

3.4 100% OWNED TENEMENTS
EL's 5368, 5662-5665 inclusive, 5668

EL 5368 Nanya

No drilling was carried out on the Nanya tenement during the quarter.

EL's 5662-5665 inclusive, 5668 BeMaX Regional Tenements

A total of 2,499 metres have been drilled on EL5664 during 2002, most of which occurred during the December quarter. This drilling included both regional drilling in the east of the tenement and infill drill drilling upon the Goliath deposit. Details regarding Goliath discovery were announced on 3 October 2002.

The Goliath prospect (Figure 2) was first identified in 2001 as part of a regional drilling program. Five lines of drilling over a length of 18km and width of 250m have resulted in the estimation by BeMaX's geologists of an Inferred Resource of 65.6 million tonnes at 3.0% Heavy Minerals (HM), containing 1.96 million tonnes of heavy minerals (using 1% cut off) for Goliath.

Considerable additional infill and delineation drilling will be necessary in order to determine what portion of valuable heavy minerals in this resource estimate may be economically recoverable.

EL 6001 Sturt

BeMaX was granted a new exploration licence (EL6001) in the Euston area of the Murray Basin on the 30th September 2002 (Figure 2). The tenement covers an area of 1,467km^2 in a most prospective area of the Basin. Initial drilling totalling 5,369 metres within 105 drill holes has been completed since the tenement was granted. This drilling has occurred over the Goliath prospect along with regional drilling in the northern regions of EL 6001. Further drilling to fully test the extensions of the Goliath prospect which is expected to be conducted during 2003.

4 CORPORATE

4.1 Acquisition of Probo Mining Limited from Sons of Gwalia Ltd

In August 2002, BeMaX entered into an agreement with Sons of Gwalia Ltd ("Gwalia") to restructure the BIP JV prior to commencement of final development activities on the Pooncarie Project.

BeMaX finalised the acquisition of Gwalia's 25% interest in the BIP JV in December 2002 by purchasing Probo Mining Limited for a total consideration of $14 million in a cash and share mix, delivering 100% ownership and control of the Pooncarie Project to BeMaX.

The cash consideration under the agreement was satisfied by a $10 million upfront payment in December 2002, with a future final payment of $2.3 million due in August 2003. The remainder of the purchase price was fulfilled through the issue of approximately 5.7 million shares at 30 cents per share to Gwalia in December 2002, increasing Gwalia's shareholding in BeMaX from 16.7% to 19.9%.

BeMaX shareholders approved the Probo acquisition transaction and issue of shares to Gwalia at the Extraordinary General Meeting held 22 October 2002.

4.2 Cristal debt funding, underwriting and sales contract package

In November 2002 BeMaX reached agreement with The National Titanium Dioxide Co Ltd ("Cristal") for funding of the initial $10 million cash payment required for the Probo acquisition, underwriting support for project financing, and a major product off-take arrangement. Further details on the sales off-take agreement are noted in Section 2.7. The Cristal agreement was arranged as a package, and hence its components are subject to several common conditions precedent such as the achievement of project finance.

Convertible Note –acquisition of Probo Mining Limited

The funding of the initial cash payment of A$10 million to Gwalia for Probo was provided via a convertible note issued to Cristal by BeMaX. Conversion of this note is subject to receiving shareholder approval in a general meeting scheduled for 24 January 2003 in Brisbane, and the attainment of acceptable firm commitments for project financing. Prior to conversion, the note will be secured against the shares of Probo. Commercial terms with respect to interest, break fees and repayment will apply if conversion does not receive shareholder approval.

Upon receipt of shareholder approval and acceptable project financing, the note will be convertible into BeMaX shares at 30 cents per share, resulting in the issue of approximately 33.3 million ordinary BeMaX shares. Upon conversion of the note, Cristal would own approximately 18.8% of the issued share capital of BeMaX.

Equity Underwriting for Project Finance

Cristal has further agreed to underwrite a major portion of a pro rata issue to BeMaX shareholders, or an alternative issue structure as agreed, up to an amount of A$20 million. This equity raising will be part of the overall Pooncarie Mineral Sands Project funding package (Section 2.8). The underwriting is subject to the achievement of certain minimum financial parameters. Cristal will also have the first right of refusal to underwrite an additional amount, subject to Cristal not achieving more than 49.9% of the issued share capital of BeMaX.

The parties have also agreed that, until the earlier of project finance becoming non-recourse to BeMaX or 30 June 2006, and subject to Corporations Act requirements, Cristal will have a general right of non-dilution.

Board representation

In recognition of Cristal's support of the Pooncarie Mineral Sands Project and the Company, the directors of BeMaX have agreed that Cristal shall be offered board representation. Cristal has not yet nominated a director.

Cristal

Cristal, a privately owned Saudi Arabian company, operates a titanium dioxide pigment facility at Yanbu on the Red Sea. It is the only producer of titanium pigment in the Middle East Region and has been in operation for ten years using state of the art production technologies. Cristal's products have gained worldwide recognition for quality. In addition to its prominent position in the region, it also has global sales into over 50 countries.

The BeMaX directors believe that Cristal will add significant value to the future of BeMaX and welcome its acknowledgement and support of the potential of the Pooncarie Mineral Sands Project.

Further information, including recent ASX announcements, is available on the Company website www.bemax.com.au.


Broken Hill
Menindee
Tandou
Darnick
Project Area
Murray Basin
EL5483
Coombah
EL5662
Darling
EL5368
Nanya
EL5474
Pooncarie
ML1504
Ginkgo
MLA 210
Snapper
Pooncarie
EL5663
Khartoum
EL5532
Basin
Pooncarie
EL5578
Basin
Darling
EL5665
Mungo
Wentworth
Mildura
EL5664
Kooleman
Goliath
EL6001
Sturt
Euston
Balranald
EL5668
Euston
N
0 25 50
kilometres
Datum : GDA94
Projection : UTM Z54
Grid : Lat/Long GDA94
Legend
BeMaX 100% EL's
BIP JV EL's, ML's and MLA's
BeMaX/Basin JV EL's
Prospect or Deposit
National Parks and Reserves
Willandra Lakes World Heritage Area
Extent of Murray Basin
Highway
Sealed Road
Major Unsealed Road
Major River
Lakes
Town
BeMaX and Joint Venture Tenements

Figure 1: BeMaX Tenements


BeMaX
Resources NL
Murray Basin
Mineral Sands Project
Pooncarie Area
Tenements and
Prospects
610000 mE
620000 mE
630000 mE
640000 mE
6320000 mN
6310000 mN
6300000 mN
6290000 mN
BMX
EL5662
Darling
BIP
EL5474
Pooncarie
Nareen
Nareen North
BeMaX/Basin JV
EL5578
Pooncarie Darling
Laburnum
Winchester
Ginkgo
Somme
Minervah
Crayfish
Snapper
Gallipoli
Pooncarie
Tobruk
Franklins
Yabbie
Shamrock
N
0
5
10
kilometres
Wilcannia
Broken Hill
Extent of Murray Basin
Menindee
Tandou
Darnick
Ivanhoe
Pooncarie
Wentworth
Renmark
Mildura
Euston
Balranald
Ouyen
Manangatang
Legend

Figure 2: BeMaX Tenements - Pooncarie region

CATCHA.COM LIMITED (13%)

2002 was an exciting year for the company. Catcha successfully developed two new business units in events and publishing. Both units performed strongly and will be significantly expanded upon in 2003. Group revenues grew 25% and strong foundations were put in place to become one of the leading Media Groups in SE Asia focusing on the Gen-X market. In light of the new business units launched, the group will be simply known as Catcha Limited going forward.

Key Achievements in the most recent quarter and 2002 were:

Internet

- Reached over 1.5m members.
- Continued to introduce interactive ad units with partners such as Nike, Adidas, Nestle, L'Oreal and Heineken.
- Completed online solutions for premium clients such as Unilever, Heineken, Hotel Properties, Melium and STB.

Publishing

- Launched JUICE magazine in Malaysia (now reaches over 100,000 readers a month within KL).
- Successfully launched JUICE Guide to Being a DJ with Philips in Malaysia and Pioneer in Singapore.
- Successfully launched JUICE Clubbers' Guide with Heineken.

Events

- Organised Singapore Sci-Fi Movie Festival in Q3 (on behalf of the Singapore Science Centre).
- JUICE Birthday Party. Another sell-out event with support from Casio, Anchor, Skyy, Gatsby, Centro, Clorets and Pioneer.
- JUICE KL Launch Party supported by Salem Cool Planet, Nouvo, Carls and Pure White.

GOING FORWARD

Over the next 6 months Catcha will be launching a number of exciting initiatives:

Internet	Revamped and refreshed JUICE online: Reaching young and trendy consumers in a cool online viral mechanism in Q1.
Publishing	JUICE Style. A quarterly spin-off from JUICE focusing primarily on fashion in Q2.
Publishing	PM. A new lifestyle publication focusing on the 25 + urban lifestyle demographic group in Malaysia in Q2.
Events	Stella Artois Screen Starlight Cinema Classics. Asia's largest outdoor screening of cinema classics in Q1.

Events Evian presents Starlight Cinema Short Film Festival. The first outdoor festival of original short films in Asia in Q2!

Whilst the economic climate in Asian remains uncertain, the group is opportunistic of taking advantage of certain media opportunities in the Asian region specifically targeting the Gen-X market.

EXPLORATION TENEMENTS

El 4428, Victoria (100%)

No exploration activities were undertaken during the Quarter.

MAY DAY PROJECT – ML 1361, NSW (100%)

Rehabilitation of the site is nearing completion with the Contractor expecting to be off-site by mid February 2003.

Yours faithfully

Bruce McLeod
Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

IMPERIAL ONE LIMITED

ABN	Quarter ended ("current quarter")
29 002 148 361	31 DECEMBER 2002

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A	Year to date (6 months) $A
1.1	Receipts from product sales and related debtors	-	1,746,360
1.2	Payments for (a) exploration and evaluation	-	-
	(b) development	-	-
	(c) production	-	(1,667,657)
	(d) administration	(50,789)	(145,613)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	406	814
1.5	Interest and other costs of finance paid	-	(3,624)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(50,383)	(69,720)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	(4,278)	(4,278)
	(c) other fixed assets	-	-
1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments	14,752	126,071
	(c) other fixed assets	-	-
1.10	Loans to other entities	(10,398)	(10,398)
1.11	Loans repaid by other entities	-	-
1.12	Other (reduction in cash pursuant to sale of subsidiary)	(320,348)	(320,348)
	Net investing cash flows	(320,272)	(208,953)
1.13	Total operating and investing cash flows (carried forward)	(370,655)	(278,673)

1.13	Total operating and investing cash flows (brought forward)	(370,655)	(278,673)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	171,760
1.17	Repayment of borrowings	-	(25,000)
1.18	Dividends paid	-	-
1.19	Other (provide details if material)	-	-
	Net financing cash flows	-	146,760
	Net increase (decrease) in cash held	(370,655)	(131,913)
1.20	Cash at beginning of quarter/year to date	495,477	256,735
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	124,822	124,822

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A
1.23	Aggregate amount of payments to the parties included in item 1.2	Nil
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A	Amount used $A
3.1	Loan facilities	750,000	750,000
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A
4.1	Exploration and evaluation	20,000
4.2	Development	Nil
	Total	**20,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A	Previous quarter $A
5.1	Cash on hand and at bank	-	357,977
5.2	Deposits at call	137,500	137,500
5.3	Bank overdraft	(12,678)	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	124,822	495,477

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference ⁺securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**⁺Ordinary securities**	390,098,153	390,098,153		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	11,725,000 Nil	11,725,000 Nil		
7.5	**⁺Convertible debt securities** *(description)*	Nil	Nil		
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	Nil 39,473,732 notes convertible at 1.9 cents maturing 19/12/2002	Nil Nil		
7.7	**Options** *(description and conversion factor)*	177,064,309 41,439,068 14,350,000 37,295,000	177,064,309 41,439,068 Nil Nil	*Exercise price* 20 cents 10 cents 9 cents 1 cent	*Expiry date* 31/7/2003 30/6/2004 6/7/2005 (Exec Options) 31/12/2006
7.8	Issued during quarter				
7.9	Exercised during quarter				
7.10	Expired during quarter				
7.11	**Debentures** *(totals only)*				

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 31 January 2003
(~~Director~~/Company secretary)

Print name: David Hughes

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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